

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Robert E. Hoffman
Chief Executive Officer
Kintara Therapeutics, Inc.
9920 Pacific Heights Blvd, Suite 150
San Diego, CA 92121

Re: Kintara Therapeutics, Inc.
Registration Statement on Form S-4/A
Exhibit Nos. 10.37, 10.38, 10.39, 10.40 and 10.41
Filed August 12, 2024
File No. 333-279368

Dear Robert E. Hoffman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences